Exhibit 99.2

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
		2024	2025
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		26,773,902	16,337,549
Accounts receivable, net	2	11,241,534	8,529,805
Amounts due from related parties	15	2,215,672	3,067,269
Inventories, net	3	7,682,052	9,697,504
Prepayments and other current assets	4	6,497,363	5,285,473
Total current assets		54,410,523	42,917,600
Non‑current assets
Property and equipment, net	5	969,207	2,033,512
Long-term investments		104,335	104,769
Operating lease right-of-use assets, net		1,653,733	2,298,869
Total non‑current assets		2,727,275	4,437,150
Total assets		57,137,798	47,354,750
LIABILITIES
Current liabilities
Short-term borrowings	6	8,811,599	6,286,145
Accounts payable		7,666,956	6,441,122
Contract liabilities		3,229,431	2,901,031
Operating lease liabilities—current		303,851	662,212
Financial liability	9	189,279	83,402
Amounts due to a related party	15	125,748	56,241
Accrued expenses and other current liabilities	8	5,860,907	4,085,178
Total current liabilities		26,187,771	20,515,331
Non‑current liabilities
Operating lease liabilities—non-current		1,274,314	1,644,387
Other non-current liabilities		166,829	172,667
Total non‑current liabilities		1,441,143	1,817,054
Total liabilities		27,628,914	22,332,385
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A ordinary shares (USD0.00001 par value; 4,258,745,553 shares authorized, 1,636,807,084 shares issued and outstanding as of December 31, 2024 and June 30, 2025)		16,368	16,368
Class B ordinary shares (USD0.00001 par value; 741,254,447 shares authorized, issued and outstanding as of December 31, 2024 and June 30,2025)		7,413	7,413
Additional paid - in capital		79,883,038	82,786,739
Accumulated other comprehensive income		1,975,487	1,923,397
Accumulated deficit		(52,373,422)	(59,711,552)
Total shareholders’ equity		29,508,884	25,022,365
Total liabilities and shareholders’ equity		57,137,798	47,354,750

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Six Months Ended June 30,
		2024	2025
	Note	US$	US$
Revenues		20,149,953	12,451,126
Cost of revenues		(10,332,829)	(6,069,788)
Gross profit		9,817,124	6,381,338
Operating expenses:
Selling and marketing expenses		(4,379,024)	(5,186,741)
Research and development expenses		(2,165,705)	(4,084,917)
General and administrative expenses		(3,307,565)	(4,619,965)
Total operating expenses		(9,852,294)	(13,891,623)
Government grants		31,206	73,825
Operating loss		(3,964)	(7,436,460)
Changes in fair value of financial instruments	10	(416,109)	106,289
Gain on extinguishment of convertible debts		247,283	—
Interest expenses		(115,156)	(75,149)
Interest income		81,003	67,190
Loss before income taxes		(206,943)	(7,338,130)
Income tax expense	13	(11,298)	—
Net loss		(218,241)	(7,338,130)
Accretion of redeemable preference shares to redemption value		(740,851)	—
Net loss attributable to ordinary shareholders		(959,092)	(7,338,130)
Net loss		(218,241)	(7,338,130)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		33,689	(52,090)
Comprehensive loss		(184,552)	(7,390,220)

Loss per ordinary share–Basic and diluted	14	(0.001)	—
Loss per Class A and Class B ordinary share–Basic and diluted	14	—	(0.003)

Weighted average number of ordinary shares– Basic and diluted	14	806,200,500	—
Weighted average number of Class A and Class B ordinary shares – Basic and diluted	14	—	2,544,609,189

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Cash flows from operating activities:
Net cash provided by (used in) operating activities	7,683,011	(6,815,957)
Cash flows from investing activities:
Cash paid for purchase of property and equipment and intangible assets	(266,195)	(311,025)
Payment of consideration payable in connection with long-term investments	(107,687)	—
Net cash used in investing activities	(373,882)	(311,025)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	7,134,495	1,391,999
Repayment of short-term bank borrowings	(5,906,322)	(3,945,105)
Proceeds from collection of advances to the Founders	680,540	—
Payments of initial public offering (“IPO”) cost	(492,977)	(956,248)
Net cash provided by (used in) financing activities	1,415,736	(3,509,354)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(128,483)	199,983

Net increase (decrease) in cash, cash equivalents and restricted cash	8,596,382	(10,436,353)
Cash, cash equivalents and restricted cash at the beginning of the period	15,692,810	26,773,902
Cash, cash equivalents and restricted cash at the end of the period	24,289,192	16,337,549
Supplemental cash flow information:
Interest paid	106,159	73,886
Income tax paid	—	—
Non-cash investing and financing activities:
Accrual of IPO cost	37,885	—
Issuance of Series B+ redeemable preference shares upon conversion of convertible debts	9,651,560	—
Operating right-of-use assets obtained in exchange for operating lease liabilities	1,686,144	874,106
Property and equipment transferred from inventories	—	874,663

The accompanying notes are an integral part of these unaudited condensed consolidated financial statement

XCHG LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements of XCHG Limited (“the Company”), its wholly-owned subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024, which are included in the Annual Report on Form 20-F.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2025, the results of operations and cash flows for the six months ended June 30, 2024 and 2025, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, allowance for credit losses, write downs for excess and obsolete inventories, the realization of deferred income tax assets and the fair value of ordinary shares, redeemable preference shares and convertible debts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Group is evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable preference shares. However, the Group may be unable to access to future equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

(aa) Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the unaudited condensed consolidated statements of comprehensive loss. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

The Group’s long-lived assets are primarily located in and derived from the PRC, and the amount of long-lived assets attributable to any other individual country is not material. Therefore, no geographical segments are presented.

(b) Concentration of risk

Concentration of customers and suppliers

Customers from whom individually represent greater than 10% of total revenues of the Group for the six months ended June 30, 2024 and 2025 are as follows.

	For the Six Months ended June 30,
	2024		2025
	US$	%	US$	%
Customer A	*	*	1,389,443	11%
Customer B	*	*	1,281,392	10%
Customer C	5,553,898	28%	*	*
Customer D	5,435,955	27%	*	*
Customer E	3,719,491	18%	*	*

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the six months ended June 30, 2024 and 2025 are as follows.

	For the Six Months ended June 30,
	2024		2025
	US$	%	US$	%
Supplier A	1,843,372	20%	820,419	13%
Supplier B	2,214,168	24%	786,562	13%
Supplier C	*	*	725,198	12%
Supplier D	966,890	10%	660,265	11%

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,		As of June 30,
	2024		2025
	US$	%	US$	%
Customer F	1,713,707	15%	1,524,516	18%
Customer G	1,569,321	14%	1,204,375	14%
Customer D	1,498,250	13%	*	*
Customer H	1,399,828	12%	*	*
Customer C	1,338,451	12%	*	*

Customers accounting for 10% or more of contract liabilities are as follows:

	As of December 31,		As of June 30,
	2024		2025
	US$	%	US$	%
Customer G	*	*	468,185	16%
Customer H	*	*	356,867	12%
Customer E	320,308	10%	*	*

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,		As of June 30,
	2024		2025
	US$	%	US$	%
Supplier B	2,747,890	36%	1,725,435	27%
Supplier D	1,425,008	19%	1,353,686	21%
Supplier A	*	*	777,578	12%

Suppliers accounting for 10% or more of prepayments are as follows:

	As of December 31,		As of June 30,
	2024		2025
	US$	%	US$	%
Supplier E	3,463,506	66%	2,525,473	60%
Supplier A	605,744	12%	1,178,740	28%
Supplier F	1,000,000	19%	*	*

* The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk

Cash and cash equivalents consisted of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	11,977,938	5,555,396
—Denominated in USD	1,117,452	1,362,732
—Denominated in EUR	1,776,869	1,102,611
Total cash and cash equivalents balances held at mainland PRC financial institutions	14,872,259	8,020,738
Financial institution in Germany
—Denominated in EUR	2,882,073	1,104,423
Total cash balances held at a Germany financial institution	2,882,073	1,104,423
Financial institutions in the USA
—Denominated in USD	9,018,804	7,211,058
Total cash balances held at a USA financial institution	9,018,804	7,211,058
Total cash and cash equivalents balances held at financial institutions	26,773,136	16,336,220

(c) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements for the fiscal year ended December 31, 2025.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements for the fiscal year ended December 31, 2025.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements for the fiscal year ended December 31, 2025.

The Group do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated statements of comprehensive loss and statements of cash flows.

2.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Accounts receivable	11,891,930	9,336,405
Allowance for expected credit losses	(650,396)	(806,600)
Accounts Receivable, net	11,241,534	8,529,805

The movements of the allowance for doubtful accounts were as follows:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Balance at the beginning of the year/period	(536,414)	(650,396)
Provision for expected credit losses	(180,174)	(149,590)
Reversal of expected credit losses	52,911	7,483
Foreign currency translation	13,281	(14,097)
Balance at the end of the year/period	(650,396)	(806,600)

3.
INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Raw materials	2,904,134	2,847,150
Work-in-progress	1,321,802	1,631,627
Finished goods	3,456,116	5,218,727
Inventories	7,682,052	9,697,504

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to nil and US$16,418 were recorded as cost of revenues for the six months ended June 30, 2024 and 2025.

4.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Advances to suppliers	748,672	1,152,588
Deductible input VAT	395,398	427,362
Receivables from third party payment platforms	53,419	28,767
Prepayment to service vendors(a)	4,463,506	2,996,226
Receivables from underwriter(b)	427,172	—
Others(c)	409,196	680,530
Prepayments and Other Current Assets	6,497,363	5,285,473

a.
Prepayment to service vendors primarily consist of advance payments for outsourcing core hardware development and market promotion services.
b.
Receivables from underwriter mainly represents unused advance payments made to underwriter for subsequent disbursement to legal advisors. As of the reporting date, the balance has been fully collected.
c.
Others mainly include staff advances, deposits and other receivables.
5.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Machinery and equipment	345,721	699,451
EV Chargers	737,191	1,275,011
Office and electronic equipment	540,133	578,972
Software	18,347	18,424
Leasehold improvement	633,569	768,024
Vehicle	78,681	78,681
Constructions in progress	165,327	331,251
Property and Equipment	2,518,969	3,749,814
Less: Accumulated depreciation	(1,549,762)	(1,716,302)
Property and Equipment, net	969,207	2,033,512

Depreciation expenses were US$120,552 and US$166,540 for the six months ended June 30, 2024 and 2025, respectively.

6.
SHORT-TERM BORROWINGS

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Short-term bank borrowings (i)	6,724,904	4,190,763
Loans from investor C (ii)	2,086,695	2,095,382
Short-term borrowings	8,811,599	6,286,145

(i)
Short-term bank borrowings

Short-term bank borrowings consist of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2024 and June 30, 2025 were 3.42% and 2.73%, respectively. As of December 31, 2024 and June 30, 2025, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties except for one loan from Bank of Beijing that started on December 30, 2024.

(ii)
Loans from investor C

On May 27, 2024, the Company and Beijing X-Charge Technology Co., Ltd. (“ X-Charge Technology”) entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal in the amount of RMB15 million (equivalent to US$2.1 million) and applicable interest to investor C upon 180 days after the consummation of a qualified IPO.

Subsequently, the qualified IPO was consummated, making the total outstanding amount of RMB 16.13 million (approximately US$2.26 million), comprising principal and accrued interest, due on March 10, 2025. The Company failed to repay by this date, and pursuant to the agreement, overdue principal accrues default interest at a simple rate of 12% per annum from the date of default until full repayment.

On October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission (“CIETAC”). The notice states that a claim was filed by Investor C seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 9, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from the Company, its German subsidiary, and its founders, Mr. Ding Rui and Mr. Hou Yifei. As of the date these financial statements were authorized for issue, the arbitration is pending, and no hearing has been scheduled.

7.
CONVERTIBLE DEBTS

Conversion of the convertible debts

On January 11, 2024, US$2 million convertible notes held by investor A and RMB50 million convertible loans held by investor B were converted into 35,842,294 and 126,135,217 Series B+ redeemable preference shares of the Company, respectively, at a conversion price of RMB0.3964 per share.

Upon the conversion of the convertible debts, the Company recognized the fair value of Series B+ redeemable preference shares and derecognized the carrying value of the convertible debts. Accrued interests of US$0.46 million for the period from the closing date of issuance of convertible debts in July 2023 through the conversion date on January 11, 2024 were unsettled as of conversion date, which were included in accrued expenses and other current liabilities on the unaudited condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025.

Extinguishment of the convertible debts

On April 7, 2024, RMB15 million convertible loans held by investor C and applicable interest became due. On May 27, 2024, the Company and X-Charge Technology entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal and applicable interest to this investor (i) upon 180 days after the consummation of a qualified IPO, if this offering is completed on or before September 30, 2024 and the proceeds from such offering are no less than US$20 million; or (ii) on October 15, 2024 or any other date as mutually agreed by all parties in writing, if the conditions prescribed in (i) are not met on or before September 30, 2024. In the event of a default on repayment, the overdue principal amount shall accrue interest at a simple 12% per annum from the date of default.

Following the adjustment agreement with investor C, the Company recognized RMB15 million (equivalent to US$2.09 million) in loan principal as short-term borrowings, RMB1.13 million (equivalent to US$0.16 million) in applicable interest as accrued expenses and other current liabilities, and RMB1.66 million (equivalent to US$0.23 million) gain on the extinguishment of the convertible debts, while derecognizing the carrying value of the convertible debts. The warrants granted in connection with the issuance of convertible debts are terminated upon the extinguishment of the associated convertible debts.

On September 11, 2024, the Company successfully completed its IPO and gross proceeds are greater than US$20 million. Consequently, the loan principal and applicable interest would be repaid upon 180 days after the completion of the qualified IPO. If repayment is overdue, the outstanding principal amount shall bear interest at a simple 12% per annum from the date of default until full repayment is made.

8.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Accrued payroll and social insurance	2,310,507	1,923,040
Cash collected on behalf of the customers(a)	77,408	52,710
Other taxes payable	662,974	525,702
Accrued IPO cost	1,167,185	167,185
Accrued service expenses	789,427	436,546
Interest payable to investors	612,443	613,095
Others(b)	240,963	366,900
Accrued Expenses and Other Current Liabilities	5,860,907	4,085,178

a.
The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.
b.
Others as of December 31, 2024 and June 30, 2025 mainly included accrued warranty and other payable.
9.
FINANCIAL LIABILITY

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to Shengwei Venture Capital Management (Shanghai) Co., Ltd (“Shengwei”), an affiliate of SPD Silicon Valley Bank, to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2 million (equivalent to US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the Company at the option of Shengwei on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2024 and June 30, 2025.

During the exercisable period and when the warrants are exercised, Shengwei is entitled to require X-Charge Technology to repurchase all equity interest at the price of fair market value.

In accordance with ASC 480, the Company classified the warrants as financial liability as the warrants embody an obligation to repurchase the X-Charge Technology’s equity interest which may require settlement by transferring assets. The Group recorded the financial liability on the consolidated balance sheets at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the changes in fair value of financial instruments on the consolidated statement of comprehensive loss.

10.
FAIR VALUE MEASUREMENT

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the six months ended June 30, 2025:

		For the Six Months Ended June 30, 2025
			Gain or Losses
US$	January 1, 2025	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	June 30, 2025
Liabilities:
Financial liability	189,279	—	(106,289)	—	412	83,402

For the financial liability that does not have a quoted market rate, the Group measured its fair value using the option-pricing model with the assistance of an independent third-party valuation firm. The fair values of financial liability as of June 30, 2025 are estimated with the following key assumptions:

June 30,
2025
Risk-free rate of return (per annum)	3.71%
Volatility	60.7%
Expected dividend yield	0.00%
Expected term	2.3 years
Fair value of the Company’s ordinary shares	US$0.034 per share

These inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preference shares and ordinary shares could be significantly different, and the fair value of the financial liability may materially differ from the recognized amount.

11.
MEZZANINE EQUITY

On January 11, 2024, the Company issued 161,977,511 Series B+ redeemable preference shares to two convertible debts holders who converted their convertible debts (see Note 7).

The activities of the Preference Shares for the six months ended June 30, 2024 are as follows:

	Series Angel preference shares	Series Angel redeemable preference shares	Series A redeemable preference shares	Series A+ redeemable preference shares	Series B redeemable preference shares	Series B+ redeemable preference shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount
	USD	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2024	1,176,340	1,176,340	8,043,015	3,795,370	25,825,948	—	40,017,013
Accretion of redeemable preference shares	—	—	249,314	—	422,304	69,233	740,851
Issuance of Series B+ redeemable preference shares upon conversion of convertible debts	—	—	—	—	—	9,651,560	9,651,560
Balance as of June 30, 2024	1,176,340	1,176,340	8,292,329	3,795,370	26,248,252	9,720,793	50,409,424
12.
SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based compensation granted by the Company were as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
Cost of revenues	—	15,689
Selling and marketing expenses	—	179,907
Research and development expenses	—	223,152
General and administrative expenses	—	2,424,953
Total	—	2,843,701

On December 23, 2024, the Company adopted the 2023 Share Incentive Plan II (the “2023 Plan II”). Pursuant to the 2023 Plan II, restricted shares units were granted to its directors, certain employees and non-employee consultants of the Group as approved by the administrator appointed by the board of directors. Shares granted under the 2023 Plan II are generally subject to only service condition but with multiple vesting schedules.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2023 Plan II:

	Number of ADS Outstanding	Weighted Average Grant Date Fair Value (Per ADS)
		US$
Unvested as of December 31, 2024	1,215,762	2.04
Granted	1,579,450	1.21
Vested	(2,023,328)	1.39
Forfeited	(5,514)	2.04
Unvested as of June 30, 2025	766,370	2.03

For the six months ended June 30, 2024 and 2025, total share-based compensation expenses recognized for the restricted shares units granted under the 2023 Plan II were nil and US$2,843,701, respectively.

As of December 31, 2024 and June 30, 2024, there were US$1,798,215 and US$860,622 of unrecognized share-based compensation expenses related to the restricted share units granted under the 2023 Plan II. Such unrecognized expenses are expected to be recognized over a weighted-average period of 0.96 years and 1.00 years as of December 31, 2024 and June 30, 2024, respectively.

13.
INCOME TAX

The Group recorded an income tax expense of US$11 thousand and nil for six months ended June 30, 2024 and 2025, representing effective income tax rates of (5.5)% and nil%, respectively.

The effective income tax rate for six months ended June 30, 2024 and 2025 differs from the PRC statutory income tax rate of 25% primarily due to the effect of the research and development expenses bonus deduction, the preferential tax rate of 15% relating to X-Charge Technology, which qualifies as an HNTE, and the valuation allowance recorded against deferred tax assets of loss-making entities.

14.
LOSS PER SHARE

For the purpose of calculating loss per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring took place at the earliest period presented.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Loss per share—basic and diluted:
Numerator:
Net loss attributable to the Company	(218,241)	(7,338,130)
Accretion of redeemable preference shares to redemption value	(740,851)	—
Net loss attributable to ordinary share of the Company —basic and diluted	(959,092)	—
Net loss attributable to Class A and Class B ordinary share of the Company —basic and diluted*	—	(7,338,130)
Denominator:
Weighted average number of ordinary shares outstanding	806,200,500	—
Weighted average number of Class A and Class B ordinary shares outstanding (a)	—	2,378,061,531
Weighted average number of vested restricted share units	—	166,547,658
Denominator used in computing loss per share—basic and diluted (b)	806,200,500	2,544,609,189
Loss per ordinary share—basic and diluted (US$)	(0.001)	—
Loss per Class A and Class B ordinary share—basic and diluted (US$)	—	(0.003)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	As of June 30,
	2024	2025
Financial liability (c)	8,337,467	6,892,767

a.
The Company has a dual-class share structure, with each Class A ordinary share carrying 1 vote and each Class B ordinary share carrying 10 votes. All share classes enjoy equal rights to dividends; therefore, the allocation of net profits is independent of voting rights.
b.
Vested but unregistered restricted share units are included in the denominator of basic loss per share calculation once there were no further vesting conditions or contingencies associated with them, as they are not considered contingently issuable shares. Accordingly, the weighted average number of share of 166,547,658 are related to these restricted share units are included in the denominator for the computation of basic EPS for the six months ended June 30, 2025.
c.
The warrants represent 0.3720 and 0.2898% of the Company's equity interest as of June 30, 2024 and 2025, respectively, calculated on a fully diluted basis according to the warrant agreement.
15.
RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has major transactions with:

(1) Mr. Ding Rui, one of the Founders.

(2) Zhichong Technology (Shenzhen) Co., Ltd (“Shenzhen Zhichong”), which is 49% owned by the Group.

(3) Beijing Puyan Enterprise Management Co., Ltd (“Beijing Puyan”), which is a related party of one of the Group’s preferred shareholders.

(4) Beijing Zhichong New Energy Technology Co., Ltd (“Zhichong New Energy”), which is 12% owned by the Group.

(5) Mr. Hou Yifei, one of the Founders.

The Group mainly had the following transactions and balances with related parties:

(a) Major transactions with related parties

		For the Six Months Ended June 30,
		2024	2025
		US$	US$
Interest income from Beijing Puyan	(i)	779	768
Proceeds from collection of the advance to Mr. Ding Rui	(ii)	271,794	—
Purchase of materials from Shenzhen Zhichong	(iii)	78,545	33,363
Sell products to Shenzhen Zhichong	(iii)	—	11,693
Sell products to Zhichong New Energy	(iv)	715,702	897,497
Proceeds from repayment of loans to Zhichong New Energy	(v)	26,383	—
Proceeds from collection of the advance to Mr. Hou Yifei	(vi)	408,746	—

(b) Balance of amounts due from related parties:

		As of December 31,	As of June 30,
		2024	2025
		US$	US$
Beijing Puyan	(i)	298,254	300,266
Shenzhen Zhichong	(iii)	—	11,734
Zhichong New Energy	(iv)	1,917,418	2,755,269
Total		2,215,672	3,067,269

(c) Balance of amounts due to a related party

		As of December 31,	As of June 30,
		2024	2025
		US$	US$
Shenzhen Zhichong	(iii)	125,748	56,241
Total		125,748	56,241

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement with its related party, Beijing Puyan. Under this agreement, X-Charge Technology provided a two-year loan of RMB30.3 million (approximately US$4.2 million) to Beijing Puyan, bearing an annual interest rate of 3.85%. Beijing Puyan repaid RMB10 million (approximately US$1.4 million) of the principal in December 2022, and RMB20 million (approximately US$2.8 million) was repaid in January 2023. As of December 31, 2024 and June 30, 2025, the balance outstanding was US$0.3 million and US$0.3 million, respectively. Interest income recognized from this loan amounted to US$ 779 and US$ 768 in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2024 and 2025, respectively.
(ii)
In 2023, the Group provided interest-free advance in the amount of RMB1.9 million (equivalent to US$0.3 million) to Mr. Ding Rui for his personal use. The advance was fully collected by the Group in January 2024.
(iii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$79 thousand and US$33 thousand for the six months ended June 30, 2024 and 2025, respectively. The outstanding balance of accounts payable to Shenzhen Zhichong were US$0.1 million and US$56 thousand as of December 31, 2024 and June 30, 2025, respectively, which were included in amounts due to related party on the consolidated balance sheets.

Besides, the Group also sold certain types of EV chargers to Shenzhen Zhichong in the amount of US$12 thousand for the six months ended June 30, 2025. The outstanding balance of accounts receivable from Shenzhen Zhichong were nil and US$12 thousand as of December 31, 2024 and June 30, 2025, respectively, which were included in amounts due from related parties on the consolidated balance sheets.

(iv)
The Group sold certain types of EV chargers to Zhichong New Energy in the amount of US$0.7 million and US$0.9 million for the six months ended June 30, 2024 and 2025, respectively. The outstanding balance of accounts receivable from Zhichong New Energy were US$1.9 million and US$2.8 million as of December 31, 2024 and June 30, 2025, respectively, which were included in amounts due from related parties on the consolidated balance sheets.
(v)
In October 2023, the Group provided a loan in the amount of RMB0.7 million (equivalent to US$0.1 million) to Zhichong New Energy with a simple interest rate of 6% per annum. The principal and accrued interest in the amount of RMB0.7 million (equivalent to US$0.1 million) shall be due within a year. In January 2024, RMB0.2 million (equivalent to US$26 thousand) was repaid.
(vi)
In 2023, the Group provided interest-free advance in the amount of RMB2.9 million (equivalent to US$0.4 million) to Mr. Hou Yifei for his personal use. As of June 30, 2024, all of the balance was collected.
16.
REVENUE INFORMATION

Revenues consisted of the following:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Product revenues	19,956,234	12,088,605
Service revenues	193,719	362,521
Total revenues	20,149,953	12,451,126

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Europe	10,748,246	4,830,840
PRC	1,994,678	2,401,219
USA	1,181,323	5,186,643
South America	6,162,209	—
Others	63,497	32,424
Total revenues	20,149,953	12,451,126

For the six months ended June 30, 2024 and 2025, revenues recognized that was included in the contract liabilities at January 1, 2024 and 2025 amounted to US$850,702 million and US$2,181,112 million, respectively.

The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

17.
CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Series Seed preference shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders’ equity
	Number	Amounts	Amounts	Amounts	Amounts	Amounts	Amounts
Balance as of January 1, 2024	806,200,500	8,062	2,000,000	6,563,764	1,824,365	(40,432,886)	(30,036,695)
Net loss	—	—	—	—	—	(218,241)	(218,241)
Issuance of unvested shares	—	—	—	—	—	—	—
Accretion of redeemable preference shares to redemption value	—	—	—	(740,851)	—	—	(740,851)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	33,689	—	33,689
Balance as of June 30, 2024	806,200,500	8,062	2,000,000	5,822,913	1,858,054	(40,651,127)	(30,962,098)

	Ordinary shares
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders’ equity
	Number	Amounts	Number	Amounts	capital	Amounts	Amounts	Amounts
Balance as of January 1, 2025	1,636,807,084	16,368	741,254,447	7,413	79,883,038	1,975,487	(52,373,422)	29,508,884
Net loss	—	—	—	—	—	—	(7,338,130)	(7,338,130)
Share-based compensation	—	—	—	—	2,903,701	—	—	2,903,701
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(52,090)	—	(52,090)
Balance as of June 30, 2025	1,636,807,084	16,368	741,254,447	7,413	82,786,739	1,923,397	(59,711,552)	25,022,365

18.
SUBSEQUENT EVENTS

Management has considered subsequent events through December 19, 2025, which was the date the unaudited condensed consolidated financial statements were issued.

From July 1, 2025 through December 2, 2025, the Company granted 112,341,680 RSUs, representing 2,808,542.00 ADSs, to certain employees and non-employee consultants pursuant to the 2023 Plan II. 84,365,720 RSUs vested immediately on the date of grant.

On July 23, 2025, the Company granted 445,198,920 RSUs, representing 11,129,973 ADSs, to certain employees pursuant to the 2025 Share Incentive Plan. All of the RSUs vested immediately on the date of grant.

On October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission (“CIETAC”) related to the convertible loan investment and adjustment agreement with investor C (refer to Footnote 6 for details).